EXHIBIT 12
CINEMARK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
Computation of Earnings:
Registrant’s pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$37,277	$44,522	$75,699	$69,848	$(13,821)
Add:
Fixed charges	127,278	111,063	90,629	92,738	109,393
Amortization of capitalized interest	470	460	454	433	433
Distributed income (loss) of equity investees	227	173	141	250	(4,472)
Less:
Capitalized interest	(74)	(407)	(234)	—	(216)
Minority interest in pretax income (loss) of subs that have not incurred fixed charges	(924)	(4,353)	(3,410)	(599)	157

Total earnings	$164,254	$151,458	$163,279	$162,670	$91,474

Computation of Fixed Charges:
Interest expense	$82,883	$69,470	$51,853	$55,428	$68,543
Capitalized interest	74	407	234	—	216
Amortization of debt issue costs	3,984	3,473	2,310	2,365	2,388
Interest factor on rent expense	40,337	37,713	36,232	34,945	38,246

Total fixed charges	$127,278	$111,063	$90,629	$92,738	$109,393

Ratio of Earnings to Fixed Charges	1.29	1.36	1.80	1.75	—